Exhibit 99.1

Bioceres Crop Solutions Executed Previously Announced Financing Agreements for a Total Amount of $79 Million

ROSARIO, Argentina – August 9, 2022 – Bioceres Crop Solutions Corp. (NASDAQ: BIOX) (“Bioceres” or the “Company”), a fully integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, has finalized and executed the agreements corresponding to the capital commitments announced on March 16, 2022, in connection with the Marrone Bio Innovations merger agreement announcement.

The Company has issued secured guaranteed convertible notes to Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp., and Liminality Partners LP for a total principal amount of $55 million. The notes have a 4-year maturity and accrue interest at an annual interest rate of 9%, of which 5% is payable in cash and 4% in-kind. At any time up to maturity the note holders might opt to convert the outstanding principal amount into common shares of Bioceres at a strike price of $18 per share. The Company can repurchase the notes voluntarily 30 months after the issue date. Proceeds will be allocated to terming out existing ProFarm Group’s (formerly Marrone Bio Innovations Inc.) financial obligations, to working capital for the execution of cost and sales synergies from the merger, and general corporate purposes.

Also, in connection to the recent conversion into common shares of Bioceres of 75% of the convertible notes issued on March 2020 to Solel-Bioceres SPV L.P. (“Solel”), Bioceres has issued new secured guaranteed notes to Solel corresponding to the remaining 25% of the outstanding capital and the repurchase of the underlying 1,526,454 common shares. The new notes have a principal amount of $24.4 million, a 4-year maturity, and an annual interest rate of 9%, of which 5% is payable in cash and 4% in-kind. Bioceres can repurchase the new notes at par value at the end of months 24 and 36, with the annual interest rate stepping up to 13% and 14% correspondingly, should the Company not exercise its prepayment rights. The new Solel notes have no conversion rights into common shares of Bioceres.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4 program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Contacts

Investor Relations Contact

Chris Tyson

Executive Vice President

MZ Group – MZ North America
(949) 491-8235

BIOX@mzgroup.us

www.mzgroup.us

Bioceres Crop Solutions

Paula Savanti
Head of Investor Relations

investorrelations@biocerescrops.com